082-34955

Head Office - Secretariat of the Bank
[redacted]alim Bldg., Tel Aviv 65781
5674576

bank hapoalim

06013300

RECEIVED
2006 MAY 10 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 04 May 2006

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED
MAY 10 2006
THOMSON FINANCIAL

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

082-34909

bank hapoalim

RECEIVED
2006 MAY 10 A 10: 13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Holding(s) in Company*	*23 Apr 06*	*1*
2.	*Holding(s) in Company*	*23 Apr 06*	*2*
3.	*Holding(s) in Company*	*23 Apr 06*	*3*
4.	*Immediate Report*	*25 Apr 06*	*4*
5.	*Retirement*	*27 Apr 06*	*5*
6.	*Retirement*	*27 Apr 06*	*6*
7.	*Appointment*	*27 Apr 06*	*7*
8.	*Appointment*	*27 Apr 06*	*8*
9.	*Appointment*	*27 Apr 06*	*9*
10.	*Appointment*	*27 Apr 06*	*10*
11.	*Appointment*	*27 Apr 06*	*11*
12.	*Appointment*	*27 Apr 06*	*12*
13.	*Appointments & Changes*	*27 Apr 06*	*13*
14.	*Change in Securities*	*2 May 06*	*14*
15.			
16.			
17.			
18.			

05700 10.01 ולק

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

Schedule 1

RECEIVED
2006 MAY 10 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 23 April 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

Re: Immediate Report

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, Bank Hapoalim B.M. ("the Bank") advises that it received notice today, Sunday, April 23, 2006, at 10:45 a.m., from the interested party, the company Israel Salt Industries Ltd. ("Salt"), that it sold directly 9,900,000 shares of the Bank and that it sold indirectly through its subsidiary Salt Industries Holdings of Shares (1998) Ltd., 2,710,940 shares of the Bank, and in total Salt sold to a third party 12,610,940 Ordinary Shares of NIS 1.- n.v. each of the Bank which constitute 1% of the issued share capital of the Bank, in consideration for a price of not less than NIS 23.27 per share and for a total amount of not less than NIS 293,457 thousand (the adjustment of the price per share being for an immaterial amount).

After the execution of the sale, which is the subject of this immediate report, Salt holds approximately 6.03% of the issued share capital of the Bank (of which 3% of the issued capital are shares which constitute a part of the core of control over the Bank).

Yours faithfully,

(-)	*(-)*
Yoram Weissbrem	**Sharona Tamir, Advocate**
Secretary of the Bank	Deputy Secretary of the Bank

05700 10.01 ПІЛ

Schedule 2

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 23/04/2006
Reference: 2006-01-044802

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding Changes in the Holdings of Interested Parties
Regulation 33 (a) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

1
Name of the Corporation/Surname and First Name of the Holder: *Israel Salt Industries Ltd.*
Category of Identity Number: *Number of the Registrar of Companies in Israel*
Identity Number of the Holder: *520037573*
Is a nostro account of a banking corporation or an insurer concerned: *No*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Stock Exchange Security Number: *662577*
Name and Category of Security: *Bank Hapoalim Ordinary Share*
Nature of the Change: *Decrease - following sale outside the Stock Exchange*
Date of Change: *April 20, 2006*
Transaction Price: *2327* Currency: *Agoroth*
Are they inactive shares or securities convertible into inactive shares: *No*
Balance (in quantity of securities) in Last Report: *88,375,381*
Change in Quantity of Securities: *-12,610,940*
Explanation: If a decrease in the quantity is reported, a negative value should be stated, i.e. by the sign "-".
Present Balance (in quantity of securities): *75,764,441*
Extent of Holding after the Change: In the capital: *6.01%* In voting power: *6.01%*
Extent of Holding after the Change (fully diluted): In the capital: *5.95%* In voting power: *5.95%*
Clarification No.

Note: If an increase of value is signified following a forced purchase of lent securities or a decrease of value following a forced sale of lent securities then the lent Securities which were not returned to the lender thereby transform the act of taking on loan into a forced purchase and the act of lending into a forced sale.

No.	Description
1	

1. If no consideration was paid on the date of change, please specify the date on which payment was completed.

    ____

2. If the change is by way of signing the deed of lending, please supply details of the manner in which the lending came to an end.

    ____

Explanation: The extent of securities held should be stated taking into consideration all of the securities held by the interested party.

3. The date and time when the corporation first learned of the occurrence or the subject matter: *April 23, 2006 at 10:45 a.m.*

Schedule 3

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

RECEIVED
2006 MAY 10 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Transmission date: 23/04/2006
Reference: 2006-01-044808

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.95	5.95
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
9	Alliance Capital Management L.P	BNHP Ordinary Shares	86,890,415	6.89	6.89	6.83	6.83

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*

4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *88,375,381*
Change in Quantity of Securities: *-12,610,940*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

082-34953

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Alliance Capital Management L.P.*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-3434400*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *86,890,415*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

082-34955

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

Schedule 4

RECEIVED
2006 MAY 10 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 25 April 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, Bank Hapoalim B.M. (hereinafter – "the Bank") hereby notifies that in the afternoon of April 25, 2006, the Bank received a statement of claim and a motion to approve same as a class action, which were filed with the Tel-Aviv-Jaffa District Court.

The plaintiff alleges that the Bank instructed to place dollar deposits of its customers, including the plaintiff, on deposit for a period of three months without interest, without receiving instructions from the customers to do so, without notifying the customers and unlawfully.

In the assessment of the plaintiff, the damage sustained by the plaintiff and the customers of the Bank as a result thereof amounts to the sum of NIS three billion and 754 million. According to the plaintiff, the Bank is obliged to return this sum to its customers.

A statement of claim and a motion to approve same as a class action in the amount of NIS 500 million which were filed by the plaintiff, making similar allegations, on January 16, 2005 were struck out by the Tel-Aviv District Court on May 11, 2005.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Ilan Mazur, Advocate	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

05 10.01 '06

082-34955

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

Schedule 5

RECEIVED
2006 MAY 10 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: April 27, 2006

To : **The London Stock Exchange**

Dear Sirs,

Re: Immediate Report Concerning a Senior Office Holder Who Has Ceased to Hold His Office

1. Name of the office-holder: ***Behar Isaac***

2. Identity number: ***006754634***

3. Position from which retired: ***Comptroller, Senior Deputy Managing Director, Member of the Board of Management***

4. The date on which he will retire from office: ***April 30, 2006***

5. To the best of our knowledge, his retirement ***does not*** involve circumstances, which need to be brought to the knowledge of investors at large.

6. The office holder ***will cease*** to be an interested party or a senior office holder of the Corporation after his retirement.

Sincerely yours,

Sharona Tamir, Advocate
Deputy Secretary of the Bank.

G:\WORD\Immediate Reports\27.04.06\Retire.doc

זהל 10.01 057

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

Schedule 6

RECEIVED
2006 MAY 10 A 10:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date: April 27, 2006

To : **The London Stock Exchange**

Dear Sirs,

Re: Immediate Report Concerning a Senior Office Holder Who Has Ceased to Hold His Office

1. Name of the office-holder: ***Harel Abraham***

2. Identity number: ***030108195***

3. Position from which retired: ***Head of Finance and Management Information Systems, Senior Deputy Managing Director, Member of the Board of Management,***

4. The date on which he will retire from office: ***April 30, 2006***

5. To the best of our knowledge, his retirement ***does not*** involve circumstances, which need to be brought to the knowledge of investors at large.

6. The office holder ***will cease*** to be an interested party or a senior office holder of the Corporation after his retirement.

Sincerely yours,

Sharona Tamir, Advocate
Deputy Secretary of the Bank.

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

002-54955

bank hapoalim

Schedule 7

Date: April 27, 2006

Bank of Israel
Banking Supervision
20 Yavne St.,
Tel Aviv

The Companies Registry
POB 767
Jerusalem 91007

Dear Sirs,

Re: **Immediate Report of the Appointment of a Senior Office-Holder**

1. Name of the office-holder: ***Rozen Yacov*** 2. Date of appointment: ***May 1, 2006***

3. Identity number/ ~~passport number * (if a foreign resident)*~~: ***051255842***

4. Date of birth: ***July 9, 1952***

5. Place of residence (as recorded in the Population Registry): ***HaPerach 9, Neveh Oz, Petach Tikvah***

6. Position to which appointed: ***Head of Finance (CFO); Continues to officiate as a member of the Board of Management and as Senior Deputy Managing Director***

7. Education: ***B.A. in Economics from Tel Aviv University***

8. Business experience during last five years: ***Deputy Managing Director with the status of Member of the Board of Management, Head of Operations in the Americas, Head of International Private Banking at Bank Hapoalim from January 01, 2001 till September 12, 2002; Head of Client Asset Management until the end of April 2006.***

9. Details of other functions that he performs at the corporation, at a subsidiary thereof or interested party therein.
Chairman of the Board of Directors of the companies: Poalim Financial Holdings Ltd., Poalim Mutual Funds Ltd., Bank Hapoalim Nominees Company Ltd., Poalim Trust Services Ltd., Poalim Ofakim Ltd., Poalim Mortgage Insurance Agency (2005) Ltd. and Gad Gmulim Provident Fund Management Company Ltd.
Member of the Board of Directors of the Tel Aviv Stock Exchange

10. He is not a family member of another interested party in the corporation
Full details: \\

Sincerely yours,

Sharona Tamir, Advocate
Deputy Secretary of the Bank.

G:\WORD\Immediate Reports\27.04.06\Appointments.doc

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

Schedules 8

Date: April 27, 2006

Bank of Israel	The Companies Registry
Banking Supervision	
20 Yavne St.,	POB 767
Tel Aviv	Jerusalem 91007

Dear Sirs,

Re: **Immediate Report of the Appointment of a Senior Office-Holder**

1. Name of the office-holder: ***Barry Ben Zeev*** 2. Date of appointment: ***May 1, 2006***

3. Identity number: ***51205508***

4. Date of birth: ***March 19, 1952***

5. Place of residence (as recorded in the Population Registry): ***254 Ben Gurion St., Givatayim***

6. Position to which appointed: ***Member of the Board of Management, Senior Deputy Managing Director, Head of Client Asset Management***

7. Education: ***B.A. in Economics from Tel Aviv University; MBA in Business Administration from Tel Aviv University***

8. Business experience during last five years: ***Deputy Managing Director with the status of Member of the Board of Management, Head of International Activity at Bank Hapoalim Ltd. from December 2000 till May 2002; Manager of Bank Hapoalim Operations in Europe, Head of Global Private Banking until the end of April 2006.***

9. Details of other functions that he performs at the corporation, at a subsidiary thereof or interested party therein.
Chairman of the Board of Directors of the companies: Bank Hapoalim Switzerland Ltd., Bank Hapoalim (Luxembourg) Ltd., Poalim Asset Management (Ireland) Ltd., Poalim Asset Management (UK) Ltd., Poalim Asset Management Holdings Ltd., Hapoalim Latin America S.A., Bank Hapoalim (Cayman) Ltd.
Director in the companies: Zohar HaShemesh Ltd., Benad Investment Company Ltd., Tuval Investment Company Ltd.

10. He is not a family member of another interested party in the corporation
Full details: \\

Sincerely yours,

Sharona Tamir, Advocate
Deputy Secretary of the Bank.

G:\WORD\Immediate Reports\27.04.06\Appointments\BenZev.doc

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

Schedule 9

Date: April 27, 2006

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report of the Appointment of a Senior Office-Holder**

1. Name of the office-holder: ***Levy Ofer*** 2. Date of appointment: ***May 1, 2006***

3. Identity number: ***052222577***

4. Date of birth: ***February 15, 1954***

5. Place of residence (as recorded in the Population Registry): ***5 Carmeli Street, Ramat Gan***

6. Position to which appointed: ***Member of the Board of Management, Senior Deputy Managing Director, Comptroller of the Bank***

7. Education: ***BA in Accounting and Economics, Tel Aviv University; Certified Public Accountant***

8. Business experience during last five years: ***Head of Comptrolling Division of Bank Hapoalim B.M. for 10 years***

9. Details of other functions that he performs at the corporation, at a subsidiary thereof or interested party therein.
Member of the boards of directors of the following companies:
Hapoalim Hanpackot Ltd., Poalim American Express Ltd., Avuka Investment Company Ltd., Igroth Issuing Company of Bank Hapoalim Ltd., Mitar Issuing Company Ltd., Bitzur Ltd., Poalit Ltd., Tmurah Finance Company Ltd., Teudah Finance Company Ltd., "Tashtit" Hanpackot Ltd., Tarshish – Hapoalim Holdings and Investments Ltd., Hapoalim Properties (Shares) Ltd., Hapoalim U.S.A. Holding Company Inc., Agam Finance Company Ltd., Opaz Ltd., Atad Investment Company Ltd., Zohar Hashemesh Lehashkaot Ltd., Poalim Venture Services Israel Ltd., Pekaot Poalim Ltd., Bitan – Mortgage Finance Ltd., Continental Poalim Ltd., Finance and Mortgages Ltd., Shirion Investment Company Ltd., Benad Investment Company Ltd., Tuval Investment Company Ltd., Peled Investment Company Ltd., Einat (Properties) Ltd., Poalim Bitvunah Ltd., Sapanut Poalim Management Ltd., Kadimah Poalim Finance Company Ltd., Sapanut Securities Ltd., Sapanut Investments Ltd., Sapanut Properties Ltd., Otsar Bavel Ltd., Buildings and Equipment Ltd., Bavel Properties Ltd., Altzur Property Development Company Ltd., Tzadit Ltd., Revadim (Properties) Ltd., Ramchal Poalim Ltd., Hapoalim American Israel Ltd., BAMI Properties Ltd., AMI Trustees Ltd., Japhet Nominees Ltd., B.H. Financial Services USA Inc., B.H.R.I .Inc., B.H. Equity Inc., as well as a member of the boards of directors of other inactive companies in the Bank Hapoalim B.M. group.

10. He is not a family member of another interested party in the corporation

Sincerely yours,

Yoram Weissbrem
Secretary of the Bank.

G:\WORD\Immediate Reports\27.04.06\Appointments\Levy.doc

10.01 05700

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

RECEIVED
2006 MAY 10 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Schedule 10

Date: April 27, 2006

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report of the Appointment of a Senior Office-Holder**

1. Name of the office-holder: ***Garfunkel Alberto*** 2. Date of appointment: ***August 2006***

3. Identity number: ***012592424***

4. Date of birth: ***September 7, 1955***

5. Place of residence (as recorded in the Population Registry): ***35/5 Shimon Ben Zvi Street, Givatayim***

6. Position to which appointed: ***Member of the Board of Management, Senior Deputy Managing Director, Head of International Activity***

7. Education: ***B.A. in Economics and Business Administration, Ben Gurion University***

8. Business experience during last five years: ***General Manager Bank Hapoalim (Switzerland) Ltd. for 5 years***

9. Details of other functions that he performs at the corporation, at a subsidiary thereof or interested party therein.
A Director of the Companies: Bank Hapoalim (Luxembourg) Ltd., Hapoalim Fiduciary Services Ltd., Hapoalim International N.V.

10. He is not a family member of another interested party in the corporation

Sincerely yours,

Yoram Weissbrem
Secretary of the Bank.

G:\WORD\Immediate Reports\27.04.06\Appointments\Garfunkel.doc

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

RECEIVED
2006 MAY 10 A 10:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Schedule 11

Date: April 27, 2006

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report of the Appointment of a Senior Office-Holder**

1. Name of the office-holder: ***Klausner Doron*** 2. Date of appointment: ***May 1, 2006***

3. Identity number: ***051277556***

4. Date of birth: ***February 24, 1952***

5. Place of residence (as recorded in the Population Registry): ***149 Aluf David Street, Ramat Gan***

6. Position to which appointed: ***Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management***

7. Education: ***BA in Economics and Business Administration, Bar Ilan University***

8. Business experience during last five years: ***Head of Division in the Corporate Banking Area of Bank Hapoalim B.M. for 5 years***

9. Details of other functions that he performs at the corporation, at a subsidiary thereof or interested party therein.
A director of Toren Clalbit Insurance Agencies Ltd.

10. He is not a family member of another interested party in the corporation

Sincerely yours,

Yoram Weissbrem
Secretary of the Bank.

G:\WORD\Immediate Reports\27.04.06\Appointments\Klausner.doc

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

RECEIVED
2006 MAY 10 A 10: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Schedule 12

Date: April 27, 2006

To : The London Stock Exchange

Dear Sirs,

Re: **Immediate Report of the Appointment of a Senior Office-Holder**

1. Name of the office-holder: ***Shushan Mario*** 2. Date of appointment: ***May 1, 2006***

3. Identity number: ***13802939***

4. Date of birth: ***December 3, 1958***

5. Place of residence (as recorded in the Population Registry): ***48A Nahmani Street, Apartment 5, Tel Aviv***

6. Position to which appointed: ***Member of the Board of Management, Senior Deputy Managing Director, Global Treasurer***

7. Education: ***Industry and Management Engineer, Technion Israel Institute of Technology***

8. Business experience during last five years: ***Global Treasurer of Bank Hapoalim for one year, Manager of Dealing Room at Bank Hapoalim B.M. for 5 years***

9. He does not perform other functions at the corporation, at a subsidiary thereof or interested party therein.

10. He is not a family member of another interested party in the corporation

Sincerely yours,

Yoram Weissbrem
Secretary of the Bank.

10.01 05700

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

Schedule 13

Date: April 27, 2006

To : The London Stock Exchange

Dear Sirs,

Re: **Appointments and Changes in the Board of Management of Bank Hapoalim B.M. ("the Bank")**

We respectfully advise you that the Board of Directors of the Bank at a meeting held on April 27, 2006 at 5:00 p.m. resolved to make appointments and changes in the Board of Management of the Bank as follows:

1. Mr. Yacov Rozen – who officiates as a member of the Board of Management with the rank of Senior Deputy Managing Director, is appointed to the office of Head of Finance (CFO), with effect from May 1, 2006.
2. Mr. Barry Ben Zeev – is appointed a member of the Board of Management, Head of Client Asset Management, with the rank of Senior Deputy Managing Director, with effect from May 1, 2006.
3. Mr. Alberto Garfunkel – is appointed a member of the Board of Management, Head of International Activity, with the rank of Senior Deputy Managing Director, with effect from August 2006.
4. Mr. Mario Shushan – is appointed a member of the Board of Management, to the office of Global Treasurer, with the rank of Senior Deputy Managing Director, with effect from May 1, 2006.
5. Mr. Doron Klausner – is appointed a member of the Board of Management, Head of the Centre for Strategic Management, with the rank of Senior Deputy Managing Director, with effect from May 1, 2006.
6. Mr. Ofer Levy – is appointed a member of the Board of Management, to the office of Comptroller of the Bank (accountable to the CFO), with the rank of Senior Deputy Managing Director, with effect from May 1, 2006.
7. Ms. Hanna Pri-Zan, who officiates as a member of the Board of Management, Head of Banking Subsidiaries, is elevated to the rank of Senior Deputy Managing Director, with effect from May 1, 2006.
8. Mr. Abraham Harel who officiates as a member of the Board of Management, Head of Finance and Management Information Systems will retire from office on April 30, 2006.
9. Mr. Isaac Behar who officiates as a member of the Board of Management, Head of Comptrolling, will retire from office on April 30, 2006.

Sincerely yours,

Yoram Weissbrem
Secretary of the Bank.

G:\WORD\Immediate Reports\27.04.06\Immediate Report.doc

057004 10.01 דוח

Schedule 14

RECEIVED
MAY 10 A 10: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 02/05/2006
Reference: 2006-01-051708

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that
- ○ On ______________
- ● From 01/04/2006 until 30/04/2006

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Shares of the Corporation.

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
20/04/2006	*In the List of Shareholders*	*BNHP shares*	*662577*	*10,000,000*	*Yes*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	2,000,000,000	1,260,534,168	1,260,534,168

Explanation: All categories of shares should be specified – including shares which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Quantity in the last report	Present quantity

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an uptodate file of the corporations securities lists, as well as the shareholders lists, the option holders notebook, and the bond holders notebook
book_isa.pdf

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 30 April 2006

List of Shareholders of Bank Hapoalim B.M	Amount of shares	Percent of holdings	Percent of holdings (fully diluted)
Nominee Company of Bank Hapoalim B.M	928,077,389	73.6257	72.9208
A. Shares of Core of Control			
Arison Holdings (1998) Ltd.	141,743,980	11.2448	11.1371
Israel Salt Industries Ltd.	38,060,238	3.0194	2.9905
Madlen LLC	25,418,933	2.0165	1.9972
BH Israel LLC	22,204,185	1.7615	1.7446
BH Investment Associates LLC	22,204,185	1.7615	1.7446
Total	249,631,521	19.8036	19.6140
B. Free Shares			
Arison Holdings (1998) Ltd.	45,185,071	3.5846	3.5503
Israel Salt Industries Ltd.	37,604,203	2.9832	2.9546
Total	82,789,274	6.5678	6.5049
Savion Tal	30,650	0.0024	
Don Maxwell	2,450	0.0002	
Vardi Rachel	780	0.0001	
Agmon Eliyahu	700	0.0001	
Barkner Albert	603	0.0000	
Levi Victoria	544	0.0000	
Geva Ariyeh	100	0.0000	
Pentzer Nathan	75	0.0000	
Zachs Eran	40	0.0000	
Newman David	10	0.0000	
Yehuda Bar Lev	10	0.0000	
Aaron Elias	10	0.0000	
Kelev Victoria	5	0.0000	
AMM G. Investments & Financials Ltd.	2	0.0000	
Livnat Raz	1	0.0000	
Zektzer Ram	1	0.0000	
Kramer Moshe	1	0.0000	
Erez Tal	1	0.0000	
Feldman Avi	1	0.0000	Diluted Capital as at April 20, 2006
	1,260,534,168	100.0000	1,272,720,261

Group of Investors in Bank Hapoalim shares

Arison Group	Amount of shares	Percent of holdings	Percent of holdings (fully diluted)
Arison Holdings (1998) Ltd.	141,743,980	11.2448	11.1371
Arison Holdings (1998) Ltd.	45,185,071	3.5846	3.5503
Total	186,929,051	14.8294	14.6874
Dankner Group			
Israel Salt Industries Ltd.	38,060,238	3.0194	2.9905
Israel Salt Industries Ltd.	37,604,203	2.9832	2.9546
Total	75,664,441	6.0026	5.9451
Michael Steinhardt			
BH Investment Associates LLC	22,204,185	1.7615	1.7446
Leonard Abramson			
Madlen LLC	25,418,933	2.0165	1.9972
Lynn & Stacy Schustermann			
BH Israel LLC	22,204,185	1.7615	1.7446
Group Total	332,420,795	26.3714	26.1189